140 Scott Drive Menlo Park, California 94025 Tel: +1.650.328.4600 Fax: +1.650.463.2600 www.lw.com FIRM / AFFILIATE OFFICES
	Abu Dhabi	Milan
	Barcelona	Moscow
	Beijing	Munich
	Boston	New Jersey
	Brussels	New York
	Century City	Orange County
February 8, 2016	Chicago	Paris
	Dubai	Riyadh
	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Shanghai
	Houston	Silicon Valley
VIA EDGAR AND HAND DELIVERY	London	Singapore
	Los Angeles	Tokyo
United States Securities and Exchange Commission	Madrid	Washington, D.C.
Division of Corporation Finance
100 F Street, N.E.	File No. 054208-0006

Washington, D.C. 20549-6010

Attention:	Suzanne Hayes, Assistant Director, Office of Healthcare and Insurance
James Rosenberg, Senior Assistant Chief Accountant
Alla Berenshteyn, Staff Attorney
Vanessa Robertson, Staff Accountant

Re:	Corvus Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed on January 4, 2016
File No. 333-208850

Ladies and Gentlemen:

On behalf of Corvus Pharmaceuticals, Inc. (the “Company” or “Corvus”), we are hereby filing Amendment No. 1 to the Company’s Registration Statement on Form S-1 (“Amendment No. 1”) and supplementing the Company’s response to the comment letter received from the staff of the Securities and Exchange Commission (the “Staff”) on December 7, 2015 (the “Letter”) relating to the draft Registration Statement on Form S-1 that the Company submitted on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on November 6, 2015 (the “Draft Submission”). Subsequent to the date of the Draft Submission, the Company filed its Registration Statement on Form S-1 with the Commission on January 4, 2016 (the “Registration Statement”) and Amendment No. 1 has been revised to reflect the Company’s supplemental response to comment number 14 of the Letter. For your convenience, we are providing by overnight delivery a courtesy package that includes ten copies of Amendment No. 1, five of which have been marked to show changes from the Registration Statement, as well as a copy of this letter.

For ease of review, we have set forth below the numbered comment of your Letter in bold type followed by the Company’s response thereto.

Licenses and Collaborations, page 92

14.                               Please revise to disclose when the licensed patents expire and clarify which party will bear the costs of patent litigation.

Response:                                         In response to the portion of the Staff’s comment relating to the expiration of patents, the Company respectfully refers the Staff to the Company’s previous response included in its letter, dated December 10, 2015, responding to the Staff’s comment. In response to the portion of the Staff’s comment relating to which party will bear the costs of patent litigation, the Company has revised page 94 of Amendment No. 1 to include the requested disclosure. The Company respectfully advises the Staff that no patents have been licensed pursuant to, and no patent enforcement litigation obligations exist under, either the Company’s license agreement with The Scripps Research Institute or the Company’s collaboration agreement with Genentech, Inc.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (650) 463-3063 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

Miles P. Jennings, Esq.
of LATHAM & WATKINS LLP

cc:	Richard A. Miller, Corvus Pharmaceuticals, Inc.
Leiv Lea, Corvus Pharmaceuticals, Inc.
Alan C. Mendelson, Esq., Latham & Watkins LLP
Kathleen M. Wells, Esq., Latham & Watkins LLP
Bruce K. Dallas, Esq., Davis Polk & Wardwell LLP